FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 10, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce the successful completion of its first drill program at the 19,000-acre (7,700-hectare) Picachos project in Durango, Mexico. In total, 21 reverse circulation (RC) holes were drilled covering 10,254 feet (3,125.5 meters) and samples have been shipped to Acme Analytical Laboratories for analysis. Drilling at Los Cochis tested the El Fresno target, which is characterized by high silver geochemistry on surface. Specifically, rock chip-channel and grab samples returned individual values of up to 145 ounces per ton (4,975 grams per tonne) silver, 0.25 oz/t (8.61 g/t) gold, 53% zinc as well as 50% lead.

“Based on visual logging and on-site hand-held instrument X-ray analysis of the drill samples, 18 of 21 holes contain zinc and silver mineralization,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “Mineralization occurs as veins and disseminations in propylitic altered andesitic rocks of the Lower Volcanic Group. While higher-grade intervals of mineralization related to veining were intercepted in several holes, NWT is particularly excited about the possibility that wider intervals of disseminated mineralization may carry enough silver, gold, lead and zinc for a large-tonnage, open pit mine.”

In total, 2,050 samples were collected from the 21 holes. The samples have been shipped to Acme Analytical Laboratories in Guadalajara for multi-element and gold analysis. Analyses and findings will be reported upon receipt and compilation of results. Drilling was conducted by Layne de Mexico SA.

The El Fresno target is characterized by high silver geochemistry in a 2,625-foot by 1,640-foot (800-meter by 500-meter) area. Results from previous exploration work included 157 feet (48 meters) of 1.6 oz/t (56 g/t) silver, 0.4% lead and 1.2% zinc (average result of 34 continuous chip-channel samples across mainly disseminated mineralization).

NWT has an option to earn a 70% interest in Picachos from Yamana Gold as announced in a press release dated July 12, 2006.

Quality Assurance

Sampling was supervised by Michelle Robinson, MASc., PEng, who is a qualified person as defined by National Instrument 43-101 and a consultant to NWT Uranium. Ms. Robinson has supervised the preparation of and verified all data in this press release. Samples will be assayed by Acme Analytical Laboratories using ICP-MS methods. Anomalous values will be re-assayed using the FA 30 method. Approximately 150 samples will be submitted to a different laboratory for confirmation.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
	By:	/s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: December 10, 2007